

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

January 25, 2018

Richard Barasch
Chief Executive Officer
DFB Healthcare Acquisitions Corp.
780 Third Avenue
New York, NY 10017

> **Re:** **DFB Healthcare Acquisitions Corp.**
> **Registration Statement on Form S-1**
> **Filed December 29, 2017**
> **File No. 333-222376**

Dear Mr. Barasch:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Prospectus Cover Page

2. We note your disclosure that the Deerfield Funds have indicated an interest to purchase up to an aggregate of $100 million of your shares of common stock in a private placement that would occur concurrently with the consummation of your initial business combination. Please revise to clarify whether there is a binding agreement for Deerfield Funds to purchase such shares.

Summary, page 1

The Offering, page 9

3. Please disclose here that the terms of the warrants may be amended with the approval by the holders of at least 65% of the then outstanding warrants.

Deerfield Management Conflicts, page 30

4. We note your disclosure on pages 30 and 117 that "certain of [your] directors have fiduciary and contractual duties to Deerfield Management." Please identify these directors here. In this regard, we note that your disclosure on page 119 indicates that Steven Hochberg is the only director and officer with fiduciary and contractual duties to Deerfield Management.

Risk Factors, page 33

5. Please include a risk factor that addresses the risks associated with Deerfield Management Company purchasing up to an aggregate of $100 million of your shares of common stock in a private placement that would occur concurrently with the consummation of your initial business combination, including the dilutive effect to your public shareholders' ownership of the acquired business. In addition, please address the effect that the potential private placement with Deerfield Management could have on your public shareholders in your disclosure on page 86 regarding the initial business combination in your Proposed Business section.

Deerfield Management and certain of its personnel have been the subject of SEC proceedings, page 52

6. Please clarify the reasons that Deerfield Management's ability to purchase shares of your common stock in a private transaction in connection with your initial business combination may be impaired by the actions disclosed in this risk factor. In addition, please revise your summary and business sections to address such possible impairments, and please balance your disclosure regarding the competitive advantages that Deerfield Management Company, L.P. will provide by including in your summary and business sections a reference to the risks described in this risk factor.

<u>Management, page 112</u>

<u>Committees of the Board of Directors, page 114</u>

<u>Audit Committee, page 114</u>

7. We note your disclosure that Mr. Hochberg will serve as member of your audit committee, your disclosure regarding the independence requirements for audit committee members, and your disclosure that Mr. Hochberg is independent under NASDAQ listing standards and applicable SEC rules. We also note your disclosure that Mr. Hochberg is a manager of your sponsor. Please provide us with your analysis in support of your disclosure that Mr. Hochberg will satisfy the requirements for independence under the NASDAQ and Commission rules. In this regard, explain to us how you concluded that he is independent for the purposes of Exchange Act Rule 10A-3(b)(1).

<u>Conflicts of Interest, page 116</u>

8. We note your disclosure on page 121 that Mr. Barasch is one of the members of your sponsor, and that Mr. Barasch and Mr. Hochberg are the managers of your sponsor. Please address here and in your risk factors section the potential conflict of interests that they may have with you and your public shareholders due to such roles. In addition, please revise your prospectus summary section to clarify that Mr. Barasch is one of the members of your sponsor, and that Mr. Barasch and Mr. Hochberg are the managers of your sponsor.

<u>Exhibits</u>

9. Please file the strategic services agreement that you intend to enter into with Mr. Wolfe. See Item 601(b)(10) of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Patrick Kuhn at (202) 551-3308 or Lyn Shenk, Accounting Branch Chief, at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3584 with any other questions.

Sincerely,

/s/ Laura Nicholson

Laura Nicholson
Special Counsel
Office of Transportation and Leisure

cc: Jason T Simon, Esq.
        Greenberg Traurig, LLP